Exhibit 3.2.2

SECOND AMENDMENT
TO
SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THIS SECOND AMENDMENT TO THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT ("Amendment") is made and entered into by and among the Members of Lincolnway Energy, LLC (the "Company") effective as of the date set forth above the signature to this Amendment.

WHEREAS, the Members are parties to the Second Amended and Restated Operating Agreement of the Company dated November 10, 2010 as amended March 4, 2013 (the "Operating Agreement"). Any capitalized terms that are utilized in this Amendment but that are not defined in this Amendment shall have the meanings given to those terms in the Operating Agreement, including the terms "Members" and "Directors;" and

WHEREAS, the Members approved and adopted certain amendments to the Operating Agreement at the Annual Meeting of the Members held on March 3, 2016.

NOW, THEREFORE, in consideration of the recitals and the mutual agreements set forth in this Amendment and the Operating Agreement, the Members agree as follows:

1.         The first paragraph of Section 4.2 of the Operating Agreement is hereby replaced in its entirety with the following:

4.2          Number of and Election of Directors; Term of Office.  The number of Directors shall not be less than seven nor more than nine, with the exact number within such range to be determined and established from time to time by a majority vote of the Directors. In the event of an increase in the number of Directors, the Directors shall designate the class of the Directors to which such additional position shall be assigned, but with each class to be as newly equal in number as possible following such increase in the number of the Directors.  An individual elected by the Directors to fill an increase in the number of Directors shall continue to serve as a Director only until the next annual meeting of the Members at which time the Members shall elect an individual to such Director position, who shall serve for the remainder of the unexpired term of such Director position and until his or her successor shall have been elected or until his or her death or resignation or removal in accordance with, respectively, Section 4.8 or Section 4.9.

2.         The first sentence of Section 6.8 of the Operating Agreement is hereby replaced in its entirety with the following:

6.8          Manner of Acting.  Except only as provided in Section 11.1(a) and in the following paragraph in this Section, the vote of the Members holding at least a majority of the outstanding Units represented at a meeting at which a quorum of the Members is present shall be the act of the Members with respect to all votes, acts, matters, decisions, questions or other determinations whatsoever to be taken or made by the Members under the Certificate of Organization, this Agreement, the Iowa Act (including Sections 489.1003, 489.1007 and 489.1011 of the Iowa Act) or other applicable law, or otherwise, including with respect to the acts and matters specified in Section 4.16, any modification to the range of the number of Directors set forth in Section 4.2, the removal of a Director under Section 4.9, and the amendment or restatement of this Agreement or the Certificate of Organization.

3.         This Amendment may be executed by any one or more of the Directors on behalf of the Members pursuant to Section 13.3 of the Operating Agreement.

4.         This Amendment is an amendment to the Operating Agreement pursuant to Section 4.16(d) and Section 13.3 of the Operating Agreement. The Operating Agreement, as amended by this Amendment, continues in full force and effect.

IN WITNESS WHEREOF, this Amendment is made and entered into effective as of the 3rd day of March, 2016.

MEMBERS

By:	/s/ Eric Hakmiller
Eric Hakmiller, Director and as Attorney In Fact for the Members